UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LRR Energy, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

50214A 104

(CUSIP Number)

Jaime Casas

Chief Financial Officer of LRE GP, LLC

Heritage Plaza

1111 Bagby Street, Suite 4600

Houston, Texas 77002

713-345-2126

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not Required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 50214A 104		Schedule 13D

1	Names of Reporting Persons: LIME ROCK RESOURCES A, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 893,030(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 893,030(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 893,030(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 5.7%(2)

14	Type of Reporting Person (See Instructions): PN

(1)            Lime Rock Resources A, L.P. may also be deemed to own 960,247 subordinated units representing limited partner interests (each, a “Sub Unit”) in LRR Energy, L.P. (the “Partnership”).  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).

(2)            Calculation of percentage based on a total of 15,657,600 common units outstanding as reported in the Partnership's final Prospectus, as filed with the Securities and Exchange Commission on November 14, 2011.

CUSIP No. 50214A 104		Schedule 13D

1	Names of Reporting Persons: LIME ROCK RESOURCES B, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 296,082(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 296,082(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 296,082

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 1.9%(2)

14	Type of Reporting Person (See Instructions): PN

(1)            Lime Rock Resources B, L.P. may also be deemed to own 318,368 Sub Units in the Partnership.  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

(2)            Calculation of percentage based on a total of 15,657,600 common units outstanding as reported in the Partnership's final Prospectus, as filed with the Securities and Exchange Commission on November 14, 2011.

CUSIP No. 50214A 104		Schedule 13D

1	Names of Reporting Persons: LIME ROCK RESOURCES C, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 5,060,488(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 5,060,488(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,060,488(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 32.3%(2)

14	Type of Reporting Person (See Instructions): PN

(1)            Lime Rock Resources C, L.P. may also be deemed to own 5,441,385 Sub Units in the Partnership. The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

(2)            Calculation of percentage based on a total of 15,657,600 common units outstanding as reported in the Partnership's final Prospectus, as filed with the Securities and Exchange Commission on November 14, 2011.

CUSIP No. 50214A 104		Schedule 13D

1	Names of Reporting Persons: JONATHAN C. FARBER

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 5,000

	8	Shared Voting Power: 6,249,600(1)

	9	Sole Dispositive Power: 5,000

	10	Shared Dispositive Power: 6,249,600(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,254,600(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 39.9%(2)

14	Type of Reporting Person (See Instructions): IN

(1)            Jonathan C. Farber may also be deemed to own 6,720,000 Sub Units.  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

(2)            Calculation of percentage based on a total of 15,657,600 common units outstanding as reported in the Partnership's final Prospectus, as filed with the Securities and Exchange Commission on November 14, 2011.

CUSIP No. 50214A 104		Schedule 13D

1	Names of Reporting Persons: JOHN T. REYNOLDS

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 6,249,600(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 6,249,600(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,249,600(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 39.9%(2)

14	Type of Reporting Person (See Instructions): IN

(1)            John T. Reynolds may also be deemed to own 6,720,000 Sub Units.  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

(2)            Calculation of percentage based on a total of 15,657,600 common units outstanding as reported in the Partnership's final Prospectus, as filed with the Securities and Exchange Commission on November 14, 2011.

TABLE OF CONTENTS

Item 1. Security and Issuer.
Item 2. Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
SIGNATURES
Exhibit Index

CUSIP No. 50214A 104	Schedule 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Schedule 13D”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D, a copy of which is attached hereto as Exhibit A.

Item 1.    Security and Issuer.

This Schedule 13D is being filed with respect to the common units representing limited partner interests (each, a “Common Unit”) of LRR Energy, L.P., a Delaware limited partnership (the “Partnership”).  The principal executive offices of the Partnership are located at Heritage Plaza, 1111 Bagby Street, Suite 4600, Houston, Texas 77002.

Item 2.    Identity and Background.

(a)           This Schedule 13D is filed jointly by:

(i)    Lime Rock Resources A, L.P., a Delaware limited partnership (“LRR A”), whose general partner is Lime Rock Resources A GP, LLC, a Delaware limited liability company (“LRR A GP”);

(ii)   Lime Rock Resources B, L.P., a Delaware limited partnership (“LRR B”), whose general partner is Lime Rock Resources GP, L.P., a Delaware limited partnership (“LRR GP”);

(iii)  Lime Rock Resources C, L.P., a Delaware limited partnership (“LRR C”), whose general partner is Lime Rock Resources C GP, LLC, a Delaware limited liability company (“LRR C GP”);

(iv)  Jonathan C. Farber, a citizen of the United States of America (“Mr. Farber”); and

(v)   John T. Reynolds, a citizen of the United States of America (“Mr. Reynolds”).

LRR A, LRR B, LRR C, Mr. Farber and Mr. Reynolds are hereinafter sometimes collectively referred to as the “Reporting Persons.”  All disclosures herein with respect to any Reporting Person are made only by such Reporting Person.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b)           The address of the principal business and principal office of each of LRR A, LRR B, LRR C, LRR A GP, LRR GP and LRR C GP is Heritage Plaza, 1111 Bagby Street, Suite 4600, Houston, Texas 77002.  The address of the principal business of Messrs. Farber and Reynolds is 274 Riverside Ave, 3rd Floor, Westport, Connecticut 06880.

(c)           LRR A was formed to hold working oil and gas interests. LRR B and LRR C were formed to hold net profits interests in LRR A.  LRR A GP was formed to be the general partner of LRR A. LRR GP was formed to be the general partner of LRR B.  LRR C GP was formed to be the general partner of LRR C.  Messrs. Farber and Reynolds are the managing members of LRR GP, LLC, which indirectly controls LRR A, LRR B and LRR C.

(d)-(e)     During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 50214A 104	Schedule 13D

(f)            Each of Messrs. Farber and Reynolds is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

In connection with the Partnership’s initial public offering (the “Offering”) and pursuant to the Contribution Agreement (as defined below), (a) LRR A acquired the right to receive 893,030 Common Units and 960,247 Sub Units; (b) LRR B acquired the right to receive 296,082 Common Units and 318,368 Sub Units; and (c) LRR C acquired the right to receive 5,060,488 Common Units and 5,441,385 Sub Units prior to the time at which the Common Units became registered under the Exchange Act.

In connection with the Offering, LRR A, LRR B and LRR C granted the underwriters in the Offering an option to purchase up to an aggregate of 1,411,200 Common Units at the public offering price to cover over-allotments (the “Over-Allotment Option”).  The Over-Allotment Option may be exercised within 30 days of the Offering.

Item 4.    Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

The purpose of the acquisition of the Common Units was for investment, and the acquisition of such Common Units were made in the ordinary course of business and were not made for the purpose of acquiring control of the Partnership.  The Reporting Persons at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units they own depending in the open market or in private transactions upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Items 4(a)-(j) of Schedule 13D:

(a)           If the underwriters in the Offering exercise the Over-Allotment Option in full, LRR A, LRR B and LRR C will dispose of 1,411,200 Common Units in the aggregate.  The Sub Units owned of record by LRR A, LRR B and LRR C are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).

(b)           None.

(c)           None.

(d)           None.

(e)           None.

(f)            None.

(g)           None.

(h)           None.

(i)            None.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with

CUSIP No. 50214A 104	Schedule 13D

the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.    Interest in Securities of the Issuer.

(a)-(b)   The aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons (on the basis of a total of 15,657,600 Common Units issued and outstanding as reported in the Partnership’s final Prospectus, as filed with the Securities and Exchange Commission on November 14, 2011) is as follows:

LRR A

(i)	Amount beneficially owned: 893,030		Percentage: 5.7%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	893,030
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	893,030

LRR B

(i)	Amount beneficially owned: 296,082		Percentage: 1.9%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	296,082
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	296,082

LRR C

(i)	Amount beneficially owned: 5,060,488		Percentage: 32.3%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	5,060,488
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	5,060,488

Jonathan C. Farber

(i)	Amount beneficially owned: 6,254,600		Percentage: 39.9%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	5,000
	(B)	Shared power to vote or to direct the vote:	6,249,600
	(C)	Sole power to dispose or to direct the disposition of:	5,000
	(D)	Shared power to dispose or to direct the disposition of:	6,249,600

John T. Reynolds

(i)	Amount beneficially owned: 6,249,600		Percentage: 39.9%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	6,249,600
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	6,249,600

CUSIP No. 50214A 104	Schedule 13D

In connection with the Offering, Wells Fargo Securities, LLC made sales to certain of the officers, directors and employees of LRE GP, LLC, the general partner of the Partnership (“LRE GP”), and its affiliates, at the initial public offering price of $19.00, through a directed unit program (the “Directed Unit Program”).  Mr. Farber, a member of the board of directors of LRE GP, purchased 5,000 Common Units in the Directed Unit Program.

LRR A may also be deemed to beneficially own 960,247 Sub Units.  LRR B may also be deemed to beneficially own 318,368 Sub Units.  LRR C may also be deemed to beneficially own 5,441,385 Sub Units.  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

LRE GP owns a 0.1% general partner interest in the Partnership.  LRE GP also owns all of the incentive distribution rights of the Partnership, which will entitle LRE GP to increasing percentages of the cash the Partnership will distribute in excess of $0.54625 per unit per quarter (the “Incentive Distribution Rights”).  LRE GP has three classes of member interests, Class A, Class B and Class C.  LRR A, LRR B and LRR C own 14.2894%, 4.7376% and 80.9730%, respectively, of the Class B member interests in LRE GP, which entitles them to an aggregate of 80% of the distributions payable to LRE GP by the Partnership with respect to the Incentive Distribution Rights for a period of six years from the closing of the Offering.  Lime Rock Management LP (“Lime Rock Management”) is a Class A member of LRE GP and after the six-year period, Lime Rock Management will be entitled to all distributions with respect to the Incentive Distribution Rights in addition to the distributions with respect to LRE GP’s 0.1% general partner interest in the Partnership.

Messrs. Farber and Reynolds may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Units, Sub Units and Incentive Distribution Rights (the “Units”) owned (directly or indirectly) by LRR A, LRR B and LRR C by virtue of being the controlling persons of LRR GP, LLC (“LRR GP LLC”).  Messrs. Farber and Reynolds are the managing members of LRR GP LLC, which is the general partner of LRR GP, which is the sole member of each of LRR A GP and LRR C GP.  LRR A GP is the general partner of LRR A, LRR GP is the general partner of LRR B and LRR C GP is the general partner of LRR C.  Messrs. Farber and Reynolds, LRR GP LLC, LRR GP, LRR A GP and LRR C GP may be deemed to share voting and dispositive power over the Units beneficially owned by LRR A, LRR B and LRR C.  Each of Messrs. Farber and Reynolds, LRR GP LLC, LRR GP, LRR A GP and LRR C GP disclaim beneficial ownership of any interests of the Units held by LRR A, LRR B and LRR C in excess of such person’s or entity’s respective pecuniary in such Units.  This report shall not be deemed an admission that Messrs. Farber or Reynolds, LRR GP LLC, LRR GP, LRR A GP or LRR C GP is the beneficial owner of such Units for purposes of Section 16 or for any other purpose.

LRE GP is controlled by Lime Rock Management, which is ultimately controlled by Messrs. Farber and Reynolds.  As ultimate control persons of LRE GP, Messrs. Farber and Reynolds will share in distributions made by the Partnership with respect to the general partner interest held by LRE GP in proportion to their respective pecuniary interests.  Messrs. Farber and Reynolds, by virtue of their ownership interest in LRE GP, may be deemed to share voting and dispositive power over the Incentive Distribution Rights and the general partner interest.  Each of Messrs. Farber and Reynolds disclaim beneficial ownership of the Incentive Distribution Rights and the general partner interest held by LRE GP in excess of such person’s or entity’s respective pecuniary in such interest.  This report shall not be deemed an admission that Mr. Farber or Mr. Reynolds is the beneficial owner of such Incentive Distribution Rights or general partner interest for purposes of Section 16 or for any other purpose.

(c)           Except as otherwise described herein with respect to the Partnership’s repurchase of Common Units in connection with the exercise of the Over-Allotment Option, and to the knowledge of the Reporting Persons, none of the persons named in response to Paragraphs (a) and (b) above has effected any transaction in the Common Units during the past 60 days.

(d)           Except as otherwise described herein, and to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Units deemed to be beneficially owned by them.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Partnership Agreement

Subject to the terms and conditions of the Partnership Agreement, the general partner of the Partnership, and its affiliates

CUSIP No. 50214A 104	Schedule 13D

(including LRR A, LRR B and LRR C) have the right to cause the Partnership to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units that they hold.  The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting fees and discounts.

The Partnership Agreement additionally contains various provisions with respect to the Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Contribution Agreement

In connection with the Offering, the Partnership entered into the Purchase, Sale, Contribution, Conveyance and Assumption Agreement dated November 16, 2011 (the “Contribution Agreement”), by and among the Partnership, LRR A, LRR B, LRR C and certain other parties thereto that affected the transactions, including the transfer of certain assets by LRR A, LRR B and LRR C to the Partnership, and the use of the net proceeds from the Offering.

Item 7. Material to be filed as Exhibits.

Exhibit A*	Joint Filing Agreement.

Exhibit B

First Amended and Restated Agreement of Limited Partnership of LRR Energy, L.P., dated as of November 16, 2011, incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on November 22, 2011.

Exhibit C

Purchase, Sale, Contribution, Conveyance and Assumption Agreement, dated as of November 16, 2011, by and among Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., LRE GP, LLC, LRR Energy, L.P. and LRE Operating, LLC, incorporated by reference to Exhibit 10.5 to the Partnership’s Current Report on Form 8-K filed on November 22, 2011.

Exhibit D	Power of Attorney for Lime Rock Resources A, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources A, L.P. on November 10, 2011.

Exhibit E	Power of Attorney for Lime Rock Resources B, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources B, L.P. on November 10, 2011.

Exhibit F	Power of Attorney for Lime Rock Resources C, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources C, L.P. on November 10, 2011.

Exhibit G	Power of Attorney for Jonathan C. Farber dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Jonathan C. Farber on November 10, 2011.

Exhibit H	Power of Attorney for John T. Reynolds dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by John T. Reynolds on November 10, 2011.

* Filed herewith

CUSIP No. 50214A 104	Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2011

Lime Rock Resources A, L.P.

		By:	Lime Rock Resources A GP, LLC, its general partner

		By:	Lime Rock Resources GP, L.P., its general partner

		By:	LRR GP, LLC, its general partner

		By:	*
		Name:	Jonathan C. Farber
		Title:	Managing Member

Lime Rock Resources B, L.P.

		By:	Lime Rock Resources GP, L.P., its general partner

		By:	LRR GP, LLC, its general partner

		By:	*
		Name:	Jonathan C. Farber
		Title:	Managing Member

Lime Rock Resources C, L.P.

		By:	Lime Rock Resources C GP, LLC, its general partner

		By:	Lime Rock Resources GP, L.P., its general partner

		By:	LRR GP, LLC, its general partner

		By:	*
		Name:	Jonathan C. Farber
		Title:	Managing Member

*
Jonathan C. Farber

*
John T. Reynolds

*By:	/s/ Kris Agarwal
Kris Agarwal, as Attorney-in-Fact

CUSIP No. 50214A 104	Schedule 13D

Exhibit Index

Exhibit A*	Joint Filing Agreement.

Exhibit B

First Amended and Restated Agreement of Limited Partnership of LRR Energy, L.P., dated as of November 16, 2011, incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on November 22, 2011.

Exhibit C

Purchase, Sale, Contribution, Conveyance and Assumption Agreement, dated as of November 16, 2011, by and among Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., LRE GP, LLC, LRR Energy, L.P. and LRE Operating, LLC, incorporated by reference to Exhibit 10.5 to the Partnership’s Current Report on Form 8-K filed on November 22, 2011.

Exhibit D	Power of Attorney for Lime Rock Resources A, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources A, L.P. on November 10, 2011.

Exhibit E	Power of Attorney for Lime Rock Resources B, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources B, L.P. on November 10, 2011.

Exhibit F	Power of Attorney for Lime Rock Resources C, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources C, L.P. on November 10, 2011.

Exhibit G	Power of Attorney for Jonathan C. Farber dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Jonathan C. Farber on November 10, 2011.

Exhibit H	Power of Attorney for John T. Reynolds dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by John T. Reynolds on November 10, 2011.

* Filed herewith